Via Facsimile and U.S. Mail
Mail Stop 4720

March 8, 2010

Dino Dina, M.D.
President and Chief Executive Officer
Dynavax Technologies Corporation
2929 Seventh Street, Suite 100
Berkeley, CA 94710

> **Re:** **Dynavax Technologies Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 6, 2009**
> **File No. 001-34207**

Dear Dr. Dina:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Nikki D. Pope, Cooley Godward Kronish LLP